Mail Stop 6010

March 12, 2007

Ms. Angela Chen
Chief Financial Officer
Pericom Semiconductor Corporation
3545 North First Street
San Jose, California 95134

> **RE:** **Pericom Semiconductor Corporation**
> **Form 10-K for the year ended July 1, 2006**
> **Form 10-Q for the quarter ended December 30, 2006**
> **Form 8-K amended November 23, 2005**
> **File No. 0-27026**

Dear Ms. Chen:

We have reviewed your letter dated on February 15, 2007 and have the following comments. Where indicated, we think you should revise your documents in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-K for the year ended July 1, 2006

Exhibit 99.1 – Pericom Technology, Inc. Audited Financial Statements

1.      Please refer to prior comment 5.   In accordance with Article 2-02 of Regulation S-X and Release no. 34-49708, please amend the Form 10-K to include financial statements for PTI that are audited in accordance with US GAAS or PCAOB (United States) standards.

2.      Please refer to prior comment 4.  We note from your response that your equity in the pre-tax income of PTI was 30.6% and, as result, the Item 17 of Form 20-F reconciliation would be required.  However, we note the company's representation that no material adjustments would result from applying US GAAP to your financial statements.  In the amended Form 10-K, please revise the PTI financial statements to include a note that discusses the information required by Item 17 of Form 20-F and, if true, include a statement that such a reconciliation was not presented since there are no material differences between the Hong Kong GAAP and the US GAAP policies applied and there would be no material adjustments to the financial statements in order to present them in accordance with US GAAP.  Otherwise, please advise us.

3.      Notwithstanding the preceding comment, we note certain policies described in the notes to the PTI financial statements that do not appear consistent with US GAAP.  For example, we note specifically the goodwill impairment policy disclosed in Note 4(h), the inventory impairment policy disclosed in Note 4(i) and your revenue recognition policies disclosed in Note 4(o).  Tell us how you concluded that no material reconciling adjustments relating to these items would result in a reconciliation of Hong Kong GAAP to US GAAP for the periods presented.

Form 8-K amended November 23, 2005

4.      Please refer to prior comment 11.   In accordance with Article 2-02 of Regulation S-X and Release no. 34-49708, please amend this Form 8-K to include financial statements that are audited in accordance with US GAAS or PCAOB (United States) standards.

5.      Please refer to prior comment 12.  The notice to readers included herein appears to suggest that this document is not a fair and accurate English translation of the financial statements.  Consistent with Exchange Act Rule 12b-12(d), the financial statements filed with us should be a fair and accurate English translation of the entire foreign language document and, as a result, the notice to readers would be

Ms. Angela Chen
Pericom Semiconductor Corporation
March 12, 2007
Page 3

unnecessary.  Please amend this Form 8-K to remove this language and confirm
that the financial statements reflect a fair and accurate English translation of the
entire document, including the audit report.

Form 10-Q for the quarter ended December 30, 2006

Item 2:  Management's Discussion and Analysis of Financial Condition and Results of
Operations, page 14

Selling, General and Administrative, page 18

6.      We note from your disclosure that compliance and audit fees increased by
approximately $500,000 as the result of switching from an accrual method to an
incurred method for such costs.  Please tell us why both your former method of
recording such fees on an accrual method and your new method of recording on
an incurred method are appropriate under US GAAP.  In addition, explain to us in
greater detail why this change resulted in such a large change in your financial
statements.

As appropriate, please amend your filing and respond to these comments within
10 business days or tell us when you will provide us with a response.  Please furnish a
cover letter with your amendment that keys your responses to our comments and provides
any requested information.  Detailed cover letters greatly facilitate our review.  Please
understand that we may have additional comments after reviewing your amendment and
responses to our comments.

You may contact Eric Atallah, Staff Accountant at (202) 551-3663 or me at (202)
551-3643 regarding comments on the financial statements and related matters.  In this
regard, do not hesitate to contact, Martin James, Senior Assistant Chief Accountant at
(202) 551-3671 with any other questions.

Sincerely,


Kevin L. Vaughn
Branch Chief